SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

Item 1.           Type of the security or securities.

                  Commercial Paper.


Item 2.           Issue, renewal or guaranty.

                  Issue.


Item 3.           Principal amount of each security.

                  Commercial Paper - Various amounts ranging from $2,600,000 to $42,220,000. Outstanding at September 30, 1998 - $93,313,000.


Item 4.           Rate of interest per annum of each security.

                  Commercial Paper - Rates ranging from 5.500% to 6.560%.


Item 5.           Date of issue, renewal or guaranty of each security.

                  Various dates within the quarter ended September 30, 1998.




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Item 6.           If renewal of security, give date of original issue.

                  Not applicable.


Item 7.           Date of maturity of each security.

                  In the case of the commercial paper maturities vary with none exceeding nine months.


Item 8. Name of the person to whom each security was issued, renewed or guaranteed.
                  -------------------------------------------------------------

                  Commercial Paper - Bank of America, Merrill Lynch and
                    First Boston.


Item 9.           Collateral given with each security, if any.

                  None.


Item 10.          Consideration received for each security.

                  Various.


Item 11.          Application of proceeds of each security.

                  Proceeds used for general corporate purposes, including working capital.


Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:
                  -----------------------------------------------------

                  a.  the provisions contained in the first sentence of
                      Section 6(b)

                  b.  the provisions contained in the fourth sentence of
                      Section 6(b)

                  c. the provisions contained in any rule of the Commission other than Rule U-48 X




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Item 13. Not Applicable.


Item 14. Not applicable.


Item 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

         Rule 52

                                            ALABAMA POWER COMPANY


                                            By:          /s/  Wayne Boston
                                                         Wayne Boston
                                                       Assistant Secretary
Date:  October 29, 1998